Exhibit A

Local Investor Announces Intention to Commence Tender Offer for Sunnyside Bancorp, Inc.
Because the Board is Ignoring Shareholders

September 20, 2021.  Kenneth J. Torsoe announced today that he is no longer actively pursuing his August 27 offer to the Board of Directors of Sunnyside Bancorp Inc. (OTC Pink) to purchase the company for $22 per share because the Board has not responded to his offer. He also announced that he intends to commence a tender offer for the company’s stock soon. “I made a good faith offer to acquire Sunnyside for $1.75 per share more than the price of only $20.25 in the deal with Rhodium BA Holdings. I also offered to engage in a face-to-face auction that would generate the highest price to Sunnyside shareholders.” Mr. Torsoe explained that neither he, his attorney, nor any other member of his team has received any response. All they got was deafening silence, which is the response that Mr. Torsoe’s team had repeatedly gotten from Sunnyside.

The Torsoe team also explained that they had received second hand information within the past few days claiming that Sunnyside had adopted a strategy of stonewalling his attempts to pay a higher price while giving a regulatory head start to Rhodium’s inferior offer. As the saying goes in the securities business, the Sunnyside Board appears to be trying to put a little lipstick in the form of a regulatory head start on the pig represented by an inferior offer.

As a result, Mr. Torsoe stated that he intends to take steps to commence a tender offer for the stock of Sunnyside at a price of $23 per share, which is 13.6% more than the Rhodium price. When asked when the tender offer will commence, Mr. Torsoe responded, “Because Sunnyside is a savings and loan holding company, and its subsidiary is a federal savings and loan, there are regulatory approval issues, but we intend to file an application for government approval and commence a tender offer simultaneously, as soon as practicable.” The Torsoe team stated that they will be contacting relevant bank regulators about the unbalanced process that the Sunnyside Board has undertaken. They will ask the regulators not to take precipitous action on any application to acquire control of Sunnyside for an inferior price, which would give the appearance of favoring the Board’s and management’s obvious breach of fiduciary duty.

Mr. Torsoe further explained, “Government bank regulators asked me why I was willing to pay more than customary bank acquisition multiples. I explained that I believe in community banking and that the Sunnyside Federal Savings and Loan franchise has great value to me. I can use it to provide superior banking services to residents and small business in the local community. But enough is enough. I have been wasting time with the Board of Directors since September 2019 and I have decided to go directly to the stockholders with a tender offer to begin soon.”

When asked why Sunnyside was refusing to even talk to him, Mr. Torsoe said he had no explanation, but that he could only hypothesize that one or more people on the Sunnyside team either do not have the interests of shareholders at heart or perhaps they do not want to keep the bank as a community institution serving Westchester County. He said that he hopes to expand the service area only incrementally into adjacent Rockland and Orange Counties. Mr. Torsoe lives in Rockland County and has been involved as a major outside investor and director in community banks in Westchester, Rockland and Orange Counties for over 40 years.

Mr. Torsoe went on to explain that he is not abandoning Sunnyside; he is only ceasing active pursuit of an attempt to acquire Sunnyside through negotiations with the Board of Directors, which he does not believe is acting rationally, in good faith, or in the best interests of stockholders. Sunnyside has been unsuccessfully trying to sell the company for years. During that time, management has received large salaries and favorable golden parachute contracts while Sunnyside Federal Savings has experienced year after year after year of losses. Mr. Torsoe’s team concluded with a statement that if the Board of Directors of Sunnyside insists on ignoring the shareholders who have suffered through too long a period of regular operating losses and no dividends, Mr. Torsoe has no practical choice but to take the issue directly to shareholders.

Multiple law firms have issued news releases reporting that they are investigating whether the board of directors of Sunnyside has breached its fiduciary duty to stockholders. When asked about this, Mr. Torsoe’s attorney responded, “We do not know those law firms and they have not contacted us. We have no interest in talking to them. We are not interested in wasting Sunnyside’s assets in litigation by disappointed stockholders against the board. Mr. Torsoe wants to pay top dollar to build up a community bank. We only hope that the Sunnyside board has notified the insurance company that issued its director and officer liability insurance policy of the potential claim. Mr. Torsoe does not want to be the successful bidder for Sunnyside only to own an institution whose assets have been depleted by the bad decisions of its leadership and advisors.”

Mr. Torsoe is represented by Jay L. Hack, Esq. of Gallet Dreyer & Berkey, LLP (JLH@GDBLAW.COM) and Rudolph Zodda, Esq. of Bleakley Platt & Schmidt, LLP (RZODDA@BPSLAW.COM).

Nothing contained herein should be interpreted as creating an obligation to commence a tender offer, but in accordance with the regulations of the Securities and Exchange Commission, please be advised as follows:

Stockholders of Sunnyside Bancorp, Inc. should read the tender offer statement when and if it is available. It will contain important information. Stockholders can get the tender offer statement and other filed documents for free at the Securities and Exchange Commission web site as part of the SEC EDGAR filing system. All documents that may be filed by Mr. Torsoe or by the holding company to be formed may also be obtained from them for free, when filed, by requesting them at SaveSunnysideNow.com.